Dirty Lettuce

Profit and Loss
January - December 2020

	TOTAL
Income	
Sales	177,220.00
Total Income	**$177,220.00**
Cost of Goods Sold	
Ingredients & Supplies	51,416.00
Labor Expenses	
Payroll taxes	4,529.00
Wages	28,406.00
Total Labor Expenses	**32,935.00**
Merchant account fees	1,443.00
Total Cost of Goods Sold	**$85,794.00**
GROSS PROFIT	**$91,426.00**
Expenses	
Bank Fees & Service Charges	144.00
Building & Property rent	20,463.00
Marketing Expenses	
Advertising	1,325.00
Total Marketing Expenses	**1,325.00**
Office Expenses & Supplies	1,598.00
Professional Fees	232.00
Repairs & Maintenance	924.00
Uniforms	793.00
Utilities	
Phone Service	550.00
Total Utilities	**550.00**
Total Expenses	**$26,029.00**
NET OPERATING INCOME	**$65,397.00**
Other Expenses	
Depreciation	30,554.00
Total Other Expenses	**$30,554.00**
NET OTHER INCOME	**$ -30,554.00**
NET INCOME	**$34,843.00**